Financial Institutions Series Trust
Series 1
File Number: 811-3189
CIK Number: 353281
Summit Cash Reserves Fund
For the Period Ending: 5/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended May 31, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

08/05/2003	$800	US Treasury Note	1.500%	07/31/2005
08/15/2003	800	US Treasury Note	1.500	07/31/2005
08/20/2003	800	US Treasury Note	1.500	07/31/2005
08/29/2003	800	US Treasury Note	2.000	08/31/2005
10/15/2003	1,000	Federal Home Loan Mortgage	2.290	10/28/2005
10/20/2003	500	Federal Home Loan Mortgage	2.410	11/04/2005
11/26/2003	1,000	Federal Home Loan Mortgage	2.350	12/09/2005
02/24/2004	7,000	Federal National Mtg Assoc.	5.000	08/29/2005
02/24/2004	3,500	Federal National Mtg Assoc.	5.000	09/06/2005